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                         WINNERS INTERNET NETWORK, INC.



MANAGEMENT;
          David C. Skinner, Jr., President
          David C. Skinner, Sr., Consultant
          Charles K Scott, Vice. President Technical
          Sandra K. Varney. Vice President Administration

February 11, 1999

To:      Mr. Jesse Cohen

Fax:     800 572 7739 (Tele. 888 815 4390)

From:    David C. Skinner

Re:      Software Licensing Agreement

Dear Mr. Cohen:

In conjunction with your communication with David C. Skinner this day, February 11, 1999, we have revised some of the terms outlined in our fax communication to you of February 5 and 8, 1999 and have incorporated these changes below. The following terms will be considered an amendment to the terms and conditions of your Software Licensing Agreement which relate to these specific areas and this communication supersedes the previous fax communication to you of February 5 and 8, 1999 referred to above.

Winners Internet Network, Inc. (WINR) has agreed to accept a $ 5,000 U.S. dollar payment with your application and a separate $5,000 U.S. dollar payment upon acceptance for a total of $10,000 U.S. dollars. WINR has agreed to waive the balance of the $50,000 U.S. dollar fee in exchange for which the following is understood:

1. WINR will have an exclusive two-year contract with an additional one year extension at WINR's option to process all of the charge card activity for all iChargeit Internet Mall ventures except for the iChargeit.com Mall venture in which the following term sheet involving iChargeit and another of iChargeit's key partners is already in place. Partner X (iChargeit's key partner is referred herein as Partner X per advice of iChargeit's legal council until iChargeit has signed contracts with all parties) will be iChargeit's exclusive electronic commerce provider. Partner X acknowledges that iChargeit has relationships with credit card processors outside the United States. Transactions with such non-United States processors will not conflict with this exclusivity clause.

2. When iChargeit was negotiating with Partner X they realized the potential that the iChargeit/WINR/CMS joint ventures held and left open all posibilities for this union to succeed. iChargeit proposes the following:
WINR/CMS shall also be the exclusive credit card processor within the iChargeit.com Mall for all transactions Involving any currency conversion and for all transactions in non-U.S. dollars, while the existing relationship iChargeit has in place at this time will only handle transactions beginning and ending within the United States made hi U.S. dollars and only

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within the iChargeit.com CyberMall. All other credit card transaction processing except for the above shall be exclusively handled by WINR/CMS.

         In return for iChargeit granting WINR/CMS exclusivity for all of iChargeit's credit card processing (except for the stipulation in item #2) iChargeit will be WINR's/lCMS's exclusive shopping/e-commerce vehicle. iChargeit will exclusively use WINR's/CMS's software/credit card processing for the life of the contract for all e-shopping ventures iChargeit undertakes and iChargeit will be WINR/CMS's exclusive e-store, e-mall website builder and manger.

         iChargeit currently has a division called iChargeit Global StoresonLine. iChargeit, as a sign of good faith, will build a sign-up system for CMS to sign up and open debit accounts for all of iChargeit's customers as part of iChargeit's Global StoresonLine suite of services package. iChargeit expects no compensation for this added service and is done to aid its key partners WINR and CMS to gain market share with their products and services.

3. iChargeit's Partner X has agreed to work with iChargeit and WINR to make sure that all aspects of iChargeit's shopping cart system interfaces correctly with WINR's processing software. WINR agrees to work with iChargeit and Partner X to insure the same result. iChargeit will pay all expenses involved with their end of the shopping and processing system and WINR agrees to do the same for their end of the shopping cart/processing system. WINE agrees to handle the necessary expense to be able to link the card approval with the information prodded by the shopping cart/processing system. It is expected that this will include WINR being able to interface the data for the shopping card, bankcard processing, link with the vendor and related information supplied by information packets. Additionally, WINR agrees to include iChargeit as an equal one-third partner in any joint ventures which may arise on relationship with Partner X.

4. The fee paid is being used to create a separate database for iChargeit/ CMS Mall a/k/a Shopping Downtown. iChargeit will provide the necessary funds and resources for said Mall. These deposits are not refundable upon a CMS as WINR will immediately commence resources to coordinate processing.

5. The BankCard offered by CMS is not within the jurisdiction of WINR and is not a part of this processing contract. However, if and when a card becomes available it will be incorporated at the sole discretion of the CMS Group and CyberLink Trust (CT).

6. It is expected there will he joint cooperation between WINR and regarding press releases, banners, hyperlinks and so on.

7. For the first year, the processing will belong solely to WINR. At the end of the first year, consideration will be given based upon the business activity to allow participation of iChargeit in processing revenues. However, it is agreed that iChargeit will add a flat transaction fee of $0.60 per transaction. This fee will be paid by the customers/shoppers and will not be paid by nor imposed against WINR.

8. It is expected that favorable terms and conditions for revenue production for the CyberLink Group will be afforded with the operation of any malt with terms at least comparable to those addressed in a preliminary Letter of Intent to them.

9. It is expected that CT will approve this agreement based upon WINR's, inquiry with CT.

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Mr. Cohen, if you are in full agreement with these amended term as stated above, please make a copy of this document and sign both below where indicated, initially all pages accordingly, sending me a faxed copy of one of the originals via our fax # 904 824 4159 and sending both of the signed originals to me via return mail. I will, in-turn, sign both originals upon my return to the U.S. and send you an original for your files. In the interim I will have my office forward a copy of your faxed signed document so I can sign same and send you a fax for your files until the originals can be properly executed.

Also, please note that these amended terms as stated above are referred to within the Software Licensing Agreement making this documentation a part thereof. Said Software Licensing Agreement is attached hereto for your signature. Please make a copy of this document and sign on page 2 where indicated, initialing all pages accordingly, sending me a faxed copy of one of the originals via our fax # 904 824 4159 and sending both of the signed original Agreements to me via return mail. I will, in-turn, sign both originals upon my return to the U.S. and send you an original for your files. In the interim I will have my office forward a copy of your faxed signed document so I can sign same and send you a fax for your files until the originals can be properly executed.

Mr. Cohen, we welcome you to the WINR team and we are excited about the joint opportunity we share!


Agreed to by; _________________________
               Jesse Cohen, iChargeit


Agreed to by;   /s/ David C. Skinner, Jr.
              ___________________________
                  David C. Skinner, Jr.
                  Winners Internet Network, Inc.



Date:    February 11. 1999